

December 15, 2022

Craig Parker
President and Chief Executive Officer
Surrozen, Inc./DE
171 Oyster Point Blvd, Suite 400
South San Francisco, California 94080

> **Re: Surrozen, Inc./DE**
> **Registration Statement on Form S-3**
> **Filed December 9, 2022**
> **File No. 333-268745**

Dear Craig Parker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John T. McKenna, Esq.